Exhibit 20.1
Dear Stockholder:

      Congressional investigations into recent corporate problems have resulted in the enactment of the Sarbanes-Oxley Act of 2002, which went into effect August 29. That law, together with implementing SEC regulations, mandates many changes in the way all public companies, including Slade's Ferry Bancorp, manage and report on their business and financial results. In particular, additional heavy responsibilities for financial controls and reporting have been placed on corporate chief executive officers, chief financial officers and the audit committees of Boards of Directors.

      Your Company and Slade's Ferry Bank have been engaged this past year in an ongoing review of management and operations. Significant changes have already occurred this year at Slade's Ferry Bancorp and Slade's Ferry Bank with the appointment of Mary Lynn D. Lenz as the President and Chief Executive Officer of the Bank and Executive Vice President of the Holding Company. Slade's Ferry is committed to implementing the changes necessary to comply with the new Sarbanes-Oxley Act requirements, as well as making additional changes which can contribute to the goal of effectively managing the Company's business, and keeping you and the general public fully informed on a timely basis of our financial results and any events which may materially affect future results.

      Substantial changes are being made in the make-up and responsibilities of the Audit Committee as well as other committees of the Board of Directors. In reviewing additional changes necessary and appropriate to meet the new Sarbanes-Oxley Act requirements and further the Company's goal, Ken Rezendes, in conjunction with the Board of Directors, has determined that the Company (Slade's Ferry Bancorp), like the majority of other bank-holding companies, requires a full-time President and chief executive officer in order to comply with the Sarbanes-Oxley Act. Consequently, Ken Rezendes has recommended, and the Board of Directors has agreed, that he relinquish his title as President/CEO of Slade's Ferry Bancorp to Mary Lynn D. Lenz. Mr. Rezendes will remain on the Board of Directors as Vice-Chairman.

      The Board of Directors determined that the management and reporting of the Company's business and financial results could best be handled by combining the executive authority for the Bank and the Holding Company into the control of one person. Consequently, the Board of Directors is happy to announce that it has elected Mary Lynn D. Lenz, currently President and Chief Executive Officer of Slade's Ferry Bank, as President/Chief Executive Officer of Slade's Ferry Bancorp as well. These changes will maximize our ability to comply with the new Sarbanes/Oxley federal regulations while at the same time most effectively utilizing the talent and contribution of our Board of Directors.

      The Board anticipates that Ms. Lenz will bring to her new position and responsibilities the same management skills and drive she has already demonstrated at the Bank.

Sincerely,

/s/ Donald T. Corrigan                 /s/ Kenneth R. Rezendes
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Donald T. Corrigan                     Kenneth R. Rezendes
Chairman of the Board                  Vice Chairman of the Board

/s/ Mary Lynn D. Lenz
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Mary Lynn D. Lenz
President/CEO